SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549



                                    FORM 11-K
                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934




       X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [Fee required]
               For the fiscal year ended December 31, 1994


               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]
               For the transition period from _______________ to ______________


     Commission File Number:  1-5646


                 Full title of the Plan and address of the Plan,
                if different from that of the issuer named below:

                       MELROE SAVINGS AND INVESTMENT PLAN


                    Name of the issuer of the securities held
                     pursuant to the Plan and the address of
                         its principal executive office:


                             CLARK EQUIPMENT COMPANY
                            100 North Michigan Street
                                 P. O. Box 7008
                            South Bend, Indiana 46634

















   Attached hereto are the financial statements and schedules for the Melroe Savings and Investment Plan ("Plan") prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

   Exhibits

   (24)  Consent of Price Waterhouse

          ************************************************************

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         MELROE SAVINGS AND INVESTMENT PLAN



                         By    /s/ Dennis D. Beehler
                              Dennis D. Beehler
                              Member, Administrative Committee



                         By    /s/ Nancy L. Boose
                              Nancy L. Boose
                              Member, Administrative Committee



                         By    /s/ Virginia A. Hippenmeyer
                              Virginia A. Hippenmeyer
                              Member, Administrative Committee



                         By    /s/ Richard J. Rosenthal
                              Richard J. Rosenthal
                              Member, Administrative Committee



                         By    /s/ Robert D. Johnson
                              Robert D. Johnson
                              Member, Administrative Committee


   Date:  June 29, 1995




















      Melroe Savings and
      Investment Plan
      Financial Statements
      December 31, 1994 and 1993












                             Report of Independent Accountants

                To the Participants and Administrator
                of the Melroe Savings and Investment Plan

                In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Melroe Savings and Investment Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information are presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.


                /s/Price Waterhouse
                South Bend, Indiana
                June 23, 1995

     Melroe Savings and Investment Plan

     Statement of Net Assets Available for Benefits at December 31, 1994 with Fund Information






                          Fund A   Fund B   Fund C   Fund D  Fund E  Fund F   Fund G   Fund H     Total

     Plan's specific
     interest in the
     Clark Equipment
     Company Master
     Trust for
     Individual Account
     Plans (Notes 3
     and 7)             $2,523,431 $  -   $918,243 $581,164 $61,954 $662,519 $937,710 $262,864 $5,947,885


     Net assets
     available
     for benefits       $2,523,431 $  -   $918,243 $581,164 $61,954 $662,519 $937,710 $262,864 $5,947,885






                   The accompanying notes are an integral part of these financial statements.

     Melroe Savings and Investment Plan

     Statement of Net Assets Available for Benefits at December 31, 1993 with Fund Information






                         Fund A     Fund B   Fund C    Fund D  Fund E  Fund F  Fund G  Fund H     Total

     Plan's specific
     interest in the
     Clark Equipment
     Company Master
     Trust for
     Individual Account
     Plans (Notes 3
     and 7)            $1,560,188 $425,860 $1,513,767  $  -    $  -    $  -    $  -    $  -    $3,499,815


     Net assets
     available
     for benefits      $1,560,188 $425,860 $1,513,767  $  -    $  -    $  -    $  -    $  -    $3,499,815






                   The accompanying notes are an integral part of these financial statements.

      Melroe Savings and Investment Plan

      Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1994 with Fund Information


                             Fund A       Fund B   Fund C       Fund D   Fund E      Fund F     Fund G     Fund H      Total
      Additions to net
      assets attributed to:
      Plan's specific
      interest in invest-
      ment income(loss)
      of the Clark
      Equipment Company
      Master Trust
      for Individual
      Account Plans
       (Note 7)            $  117,847    $   -     $146,486   $    398  $  (433)   $(15,192)  $  9,691   $ 10,290   $  269,087

      Contributions
      (Note 4):
      Participant             493,377        -       61,153    319,113   12,534     376,011    404,594        -      1,666,782
      Employer                173,190        -       22,764    111,891    3,496     127,562    145,406        -        584,309

                              666,567        -       83,917    431,004   16,030     503,573    550,000        -      2,251,091


      Total additions         784,414        -      230,403    431,402   15,597     488,381    559,691     10,290    2,520,178

      Deductions from net
      assets attributed to:
      Distributions to
      participants            (25,391)       -      (10,360)    (2,185)     -        (7,291)   (20,191)    (6,370)     (71,788)
      Loan fees                  (119)       -          (21)       (39)     -           (86)       (55)       -           (320)
      Total deductions        (25,510)       -      (10,381)    (2,224)     -        (7,377)   (20,246)    (6,370)     (72,108)
      Net increase prior
       to interfund
       transfers              758,904        -      220,022    429,178   15,597     481,004    539,445      3,920    2,448,070
      Interfund trans-
       fers                   204,339   (425,860)  (815,546)   151,986   46,357     181,515    398,265    258,944          -

      Net increase
       (decrease)             963,243   (425,860)  (595,524)   581,164   61,954     662,519    937,710    262,864    2,448,070

      Net assets
      available
      for benefits:

      Melroe Savings and Investment Plan

      Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1994 with Fund Information

      Beginning of
      year                 1,560,188    425,860  1,513,767        -        -           -          -          -      3,499,815


      End of year          $2,523,431    $   -     $918,243   $581,164  $61,954    $662,519   $937,710   $262,864   $5,947,885


                              The accompanying notes are an integral part of these financial statements.

      Melroe Savings and Investment Plan

      Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1993 with Fund Information


                             Fund A       Fund B   Fund C       Fund D   Fund E      Fund F     Fund G     Fund H      Total
      Additions to net
      assets attributed to:
      Plan's specific
      interest in invest-
      ment income
      of the Clark
      Equipment Company
      Master Trust
      for Individual
      Account Plans
      (Note 7)             $  103,594   $ 26,582 $  784,359     $  -     $  -        $  -       $  -       $  -       $914,535

      Contributions
      (Note 4):
      Participant             722,078    217,673     19,290        -        -           -          -          -        959,041
      Employer                    -          -      376,468        -        -           -          -          -        376,468

                              722,078    217,673    395,758        -        -           -          -          -      1,335,509

      Total additions         825,672    244,255  1,180,117        -        -           -          -          -      2,250,044

      Deductions from net
      assets attributed to:
      Distributions to
      participants             (3,319)    (2,693)    (5,470)       -        -           -          -          -        (11,482)
      Net increase prior
      to interfund
      transfers               822,353    241,562  1,174,647        -        -           -          -          -      2,238,562
      Interfund trans-
       fers                    20,554       (231)   (20,323)       -        -           -          -          -            -

      Net increase            842,907    241,331  1,154,324        -        -           -          -          -      2,238,562

      Net assets
      available
      for benefits:
      Beginning of
       year                   717,281    184,529    359,443        -        -           -          -          -      1,261,253

      Melroe Savings and Investment Plan

      Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1993 with Fund Information

      End of year          $1,560,188   $425,860 $1,513,767     $  -     $  -        $  -       $  -       $  -     $3,499,815


                              The accompanying notes are an integral part of these financial statements.

          Melroe Savings and Investment Plan

          Notes to Financial Statements

          1.   Description of the Plan

               General...The Melroe Savings and Investment Plan (the "Plan"), as amended, is administered by a committee appointed by the Board of Directors of Clark Equipment Company (the "Company") for the benefit of eligible employees. The Plan was adopted and made effective December 1, 1991. Participants should refer to the Plan document for more complete information.

               Participation...All individuals employed by the Melroe Company, and whose terms of employment are governed by a collective bargaining agreement with Local Union No. 566 and 560 of Allied Industrial Workers of America, AFL-CIO, are eligible to participate in the Plan upon completion of at least one year of service as defined in the Plan.

               Contributions...Eligible employees electing to participate in the Plan may make monthly basic contributions of from 1% to 6% of their base pay, as defined by the Plan, and may also make supplemental monthly contributions of 1% to 10% of their base pay. Annual participant contributions are subject to limitations imposed by the Internal Revenue Service.

               The Company makes monthly contributions to the Plan equivalent to 50% of the amount of the basic contributions made by participating employees.

               Vesting...Participants are immediately vested in 100% of all participant and Company contributions.

               Participant-directed investment programs...As of January 1, 1994, participating employees may elect to allocate their contributions to (a) a fixed income fund under a group annuity contract (Fund A), (b) a Clark Equipment Company Common Stock Fund (Fund C), (c) The George Putnam Fund of Boston (Fund D), (d) Putnam Global Growth Fund (Fund E), (e) Putnam Vista Fund (Fund F), or Putnam S&P 500 Index Fund (Fund G) in any combination of 5% increments that combined equal 100%. A participant loan fund (Fund H) was also created on January 1, 1994. Prior to January 1, 1994, participant loans were recorded in the other funds of the Plan. There were 786 employees participating in the Plan at December 31, 1994.

               Prior to January 1, 1994, participating employees were required to allocate their contributions to either (a) a fixed income fund under a group annuity contract (Fund A),
               (b) an equity fund which invests in equity securities (Fund
               B), (c) a Clark Equipment Company common stock fund (Fund
               C), or (d) any two or all three funds in any combination in 25% increments. There were 529 employees participating in the Plan at December 31, 1993.


          Melroe Savings and Investment Plan

          Notes to Financial Statements

               Participant Loans...The Plan allows participants the option of borrowing against their available fund balances (excluding Company-matched contributions). The principal amount of any participant loan, at origination or renewal, shall not be less than $500 and the maximum loan amount and the total of all outstanding loans shall not exceed the lesser of 50% of the vested portion of the participant's fund balances or $50,000. The $50,000 maximum loan amount, however, is reduced by the highest outstanding balance of loans during the preceding year over the outstanding balance of loans on the origination date. Participants are required to repay loans in monthly installments over the term of the loan, generally ranging from one to five years. The loan interest rate is determined by the United federal credit Union's rate for a loan secured by a member's account as of the effective date of each loan. Prior to January 1, 1994, the interest rate on participant loans was determined by the Harris Trust and Savings Bank prime rate plus one percentage point as of the effective date of each loan. The loan rates were 6.0% and 6.5% at December 31, 1994 and 1993, respectively.

               Distributions...Distributions of participant account balances occur upon termination of employment, retirement, disability or death. Participants have the option to defer the distribution of benefits. However, the participants are prohibited from making contributions during the deferral period.

               Federal Income Tax Status...The Plan administrator was advised by the Internal Revenue Service on April 28, 1995 that the Plan as amended through June 13, 1994 constitutes a qualified plan under the appropriate sections of the Internal Revenue Code (IRC), and is therefore not subject to Federal Income Tax. This determination letter is conditional upon the adoption of a restated plan submitted on April 11, 1995. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

               Plan Termination...Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


          Melroe Savings and Investment Plan

          Notes to Financial Statements

          2.   Accounting Policies

               Basis of Accounting

               The accounts of the Plan are maintained on the accrual basis of accounting.

               Investments

               Investments in equity securities are stated at quoted market value (current value). Investments in group annuity contracts held by insurance companies are stated at contract value. Net unrealized appreciation or depreciation for the period is reflected in the statement of changes in net assets available for benefits. Realized gains or losses on sales of investments are recorded as the difference between proceeds received and cost. Cost is determined on the average cost method. Purchases of investments are recorded on the settlement date.

               Expenses

               The majority of all Plan expenses is paid by the Plan's administrator, Clark Equipment Company. A portion of the expenses associated with the Metropolitan Life Insurance Company group annuity contract, however, is paid directly by participants of the Plan in the form of reduced fixed income earnings. Beginning in 1994, participants began paying fees related to the processing of new loans through direct charges to the individual accounts of those participants that incurred new loans.

          3.   Change in Trustee

               Effective January 1, 1994, the Plan changed its Trustee and expanded the Plan's investment options. Funds A and C remain essentially unchanged, while Fund B was replaced with four funds new to the Plan. Three of the four additional funds are the Putnam Vista Fund, the Putnam S&P 500 Index Fund, and The George Putnam Fund of Boston and were added January 1, 1994. Effective July 1, 1994, the fourth fund, the Putnam Global Growth Fund, was added to the Plan.

               Concurrent with adding new funds to the Plan, participants were allowed to allocate their contributions between the funds in 5% increments and may change these allocations on a daily basis.

          4.   Employer and Participant Contributions

               Employer contributions to the Plan represent 50% of participants' basic contributions. Effective January 1, 1994, employer contributions were invested in the same funds and in the same proportions as the participant contributions. Prior to January 1, 1994, employer contributions were invested solely in Fund C. Starting in


          Melroe Savings and Investment Plan

          Notes to Financial Statements

               January 1994, participants were allowed to transfer up to 15% per month of their December 31, 1993, investment in Fund C to other funds of the Plan. Starting in May 1994, participants were allowed to transfer 15% of their Fund C holdings in the first half of each month and another 15% in the second half of each month to other funds in the Plan.

          5.   Investment Valuation and Significant Investments

               Fund A

               The primary asset of this fund is a group annuity contract held by The Metropolitan Life Insurance Company and is carried at contract value (represented by deposits received and interest credited, reduced by funds transferred and funds disbursed to participants). Interest rates credited to the fund were 6.10% in 1994 and 8.00% in 1993.

               Fund B

               The primary assets for Fund B were invested as follows:

                                               Average        Current
                                                Cost          Value
              Description             Units    Per Unit       Per Unit

              Harris Bank Collective
              Investment Fund -
               Index Fund:

              [C]                       [C]    [C]            [C]
              1993                      400    $885.51        $949.75

              Fund C

              The primary assets for Fund C were invested as follows:

                                               Average        Current
                                                Cost          Value
              Description             Units    Per Unit       Per Unit

              Clark  Equipment Company
              Common Stock:

              [C]                     [C]      [C]            [C]
              1994                    16,938   $32.27         $54.25
              1993                    28,826   $27.14         $52.38


          Melroe Savings and Investment Plan

          Notes to Financial Statements

              Fund D

              The primary assets for Fund D were invested as follows:

                                               Average        Current
                                               Cost           Value
              Description             Units    Per Unit       Per Unit

              The George Putnam Fund
              of Boston - Mutual Fund

              [C]                     [C]      [C]            [C]
              1994                    45,017   $13.43         $12.91

              Fund E

              The primary assets of Fund E were invested as follows:

                                               Average        Current
                                               Cost           Value
              Description             Units    Per Unit       Per Unit

              Putnam Global Growth
              Fund - Mutual Fund

              [C]                     [C]      [C]            [C]
              1994                    6,720    $9.47          $9.22

              Fund F

              The primary assets of Fund F were invested as follows:

                                               Average        Current
                                                Cost          Value
              Description             Units    Per Unit       Per Unit

              Putnam Vista Fund
               - Mutual Fund

              [C]                     [C]      [C]            [C]
              1994                    92,273   $7.34          $7.18

              Fund G

              Fund G is carried at current value and is invested as
              follows:
                                               Average        Current
                                                Cost          Value
              Description             Units    Per Unit       Per Unit

              Putnam S&P 500 Index
              Fund - Common/Collective Trust

              [C]                     [C]      [C]            [C]
              1994                    92,597   $10.00         $10.12


          Melroe Savings and Investment Plan

          Notes to Financial Statements

              Fund H

              The primary asset of this fund is participant loans which are secured by the participants accounts balance and are carried at estimated fair value.

          6.  Subsequent Event

              During 1995, Clark Equipment Company was purchased by Ingersoll-Rand through a tender offer of $86 per share and subsequent merger. Fund C was converted to cash as a result of the repurchase of all of Clark Equipment Company's outstanding shares. The cash was subsequently transferred to Fund A or the other available investment options according to the participants instructions. Fund C was then removed from the available investment options.

          7.  Investment in Master Trust

              The undesignated assets of three of the Company's separate pension plans (Clark Savings and Investment Plan, Melroe Savings and Investment Plan and Chicago Midwest Savings and Investment Plan) are included in the Clark Equipment Company Master Trust for Individual Account Plans. The Trustee maintains separate accounting of all contributions, distributions and income and expenses received by the Trust. Each pension plan has a specific interest in the assets of the Trust.

              On the following pages is a summary of the master trust financial information.


      Melroe Savings and Investment Plan
     Notes to Financial Statements

      (Note 7 continued)

Net Assets Available for Benefits at December 31, 1994 with fund information



                      Fund A      Fund B    Fund C     Fund D      Fund E        Fund F       Fund G        Fund H        Total
   Assets

Investments at fair
    value:
Value of interest in
 separate account     $63,157,450  $  -   $      -     $      -    $     -     $      -     $      -      $    -   $63,157,450
Common stock                  -       -    13,738,968         -          -            -            -           -    13,738,968
Mutual funds                  -       -           -     6,333,097   1,372,038   8,086,134          -           -    15,791,269
Value of interest in
common/collective
 trust                        -       -           -           -          -            -     11,206,930       -      11,206,930
Participant loans
 receivable                   -       -           -           -          -            -            -     5,056,840   5,056,840
Total investments      63,157,450     -    13,738,968   6,333,097   1,372,038   8,086,134   11,206,930   5,056,840 108,951,457
Transfer in process        58,425     -        80,608         -          -             -            -         -        139,033
Net assets available
for benefits          $63,215,875  $  -   $13,819,576  $6,333,097  $1,372,038  $8,086,134  $11,206,930  $5,056,840$109,090,490

      Melroe Savings and Investment Plan
      Notes to Financial Statements

      (Note 7 continued)

Net Assets Available for Benefits at December 31, 1993 with fund information
                          Fund A       Fund B        Fund C    Fund D  Fund E Fund F Fund G Fund H      Total
Assets

Investments at fair
 value:
Value of interest in
 separate account      $58,406,186    $     -     $      -       $  -    $  -  $  -   $  -  $  -     $ 58,406,186
Common stock                   -            -      27,308,954       -       -     -      -     -       27,308,954
Mutual funds                   -            -             -         -       -     -      -     -              -
Value of interest in
 common/collective
 trust                         -      9,103,396           -         -       -     -      -     -        9,103,396
Participant loan
 receivable              2,976,670      511,857        92,964       -       -     -      -     -        3,581,491
Total investments       61,382,856    9,615,253    27,401,918       -       -     -      -     -       98,400,027
Transfer in process          8,300          -          (8,300)      -       -     -      -     -              -
Cash                             1      131,782       171,851       -       -     -      -     -          303,634
  Total assets          61,391,157    9,747,035    27,565,469       -       -     -      -     -       98,703,661

Liabilities

Due to broker                  -            -         171,508       -       -     -      -     -          171,508

Total liabilities              -            -         171,508       -       -     -      -     -          171,508

Net assets available
 for benefits          $61,391,157   $9,747,035   $27,393,961    $  -    $  -  $  -   $  -  $  -      $98,532,153

      Melroe Savings and Investment Plan
      Notes to Financial Statements

      (Note 7 continued)

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1994 with fund information

                   Fund A     Fund B      Fund C      Fund D      Fund E       Fund F       Fund G       Fund H        Total
Additions to net assets
 attributed to:
Investment income:
 Interest and
  dividends      $3,504,341  $      -    $    1,129  $  309,650 $   47,062 $     61,041  $      -     $      -      $3,923,223
Participant loan
  interest              -           -            -          -          -            -           -        419,878       419,878
Collective
 investment
 fund income            -           -            -          -          -            -           423          -             423
Other,
 primarily realized
 gains (losses)      (3,219)        -     13,288,773    (23,835)    (1,595)     (93,385)    (20,385)         -      13,146,354
Unrealized
 appreciation
 (depreciation)         -           -     (9,408,761)  (286,365)   (59,887)    (288,973)    120,042          -      (9,923,944)
Total investment
   income         3,501,122         -      3,881,141       (550)   (14,420)    (321,317)    100,080      419,878     7,565,934

Contributions:
Participants      2,178,405         -        264,382  1,378,278    101,925    1,618,127   1,255,370          -       6,796,487
Employer            678,297         -         75,084    428,505     15,878      503,106     405,783          -       2,106,653

Total
contributions     2,856,702         -        339,466  1,806,783    117,803    2,121,233   1,661,153          -       8,903,140
  Total
 additions        6,357,824         -      4,220,607  1,806,233    103,383    1,799,916   1,761,233      419,878    16,469,074
Deductions from
 net assets
 attributed to:
Distributions to
 participants    (3,610,726)        -     (1,459,500)   (41,557)       -        (83,848)   (519,225)    (190,130)   (5,904,986)
Loan fees            (4,385)        -           (140)      (355)        (6)        (310)       (555)         -          (5,751)
Total deductions (3,615,111)        -     (1,459,640)   (41,912)        (6)     (84,158)   (519,780)    (190,130)   (5,910,737)
Net increase prior
to interfund
 transfers        2,742,713         -      2,760,967  1,764,321    103,377    1,715,758   1,241,453      229,748    10,558,337
Interfund
 transfers         (917,995) (9,747,035) (16,335,352) 4,568,776  1,268,661    6,370,376   9,965,477    4,827,092          -
Net increase
 (decrease)       1,824,718  (9,747,035) (13,574,385) 6,333,097  1,372,038    8,086,134  11,206,930    5,056,840    10,558,337
Net assets
 available
 for benefits:
Beginning of
 year            61,391,157   9,747,035   27,393,961       -            -            -           -             -      98,532,153
End of year     $63,215,875  $      -    $13,819,576 $6,333,097 $1,372,038   $8,086,134 $11,206,930   $5,056,840  $109,090,490

      Melroe Savings and Investment Plan
      Notes to Financial Statements


      (Note 7 continued)

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1993 with fund information

                            Fund A      Fund B      Fund C       Fund D   Fund E  Fund F Fund G Fund H   Total
Additions to net assets
 attributed to:
Investment income:
Interest                  $4,290,740   $   2,302    $    3,333     $  -     $  -   $  -   $  -   $  -   $4,296,375
Participant loan interest    230,525      39,478        13,275        -        -      -      -      -      283,278
Collective investment
 fund income                     -       256,298           -          -        -      -      -      -      256,298
Other, primarily realized
 gains (losses)               (3,165)    342,625     2,417,097        -        -      -      -      -    2,756,557
Unrealized appreciation
 (depreciation)                  -       270,559    18,385,163        -        -      -      -      -   18,655,722
Total investment income    4,518,100     911,262    20,818,868        -        -      -      -      -   26,248,230

Contributions:
Participant                3,719,123     849,485       181,063        -        -      -      -      -    4,749,671
Employer                     109,159         -       1,593,517        -        -      -      -      -    1,702,676

Total contributions        3,828,282     849,485     1,774,580        -        -      -      -      -    6,452,347

  Total additions          8,346,382   1,760,747    22,593,448        -        -      -      -      -   32,700,577

Deductions from net assets
 attributed to:
Distributions to
 participants             (8,293,553) (1,333,087)   (2,729,864)       -        -      -      -      -  (12,356,504)
Net increase prior to
interfund transfers           52,829     427,660    19,863,584        -        -      -      -      -   20,344,073
Interfund transfers        6,405,861     313,812    (6,719,673)       -        -      -      -      -          -
Net increase               6,458,690     741,472    13,143,911        -        -      -      -      -   20,344,073
Net assets available
 for benefits:
 Beginning of year        54,932,467   9,005,563    14,250,050        -        -      -      -      -   78,188,080
 End of year             $61,391,157  $9,747,035   $27,393,961     $  -     $  -   $  -   $  -   $  -  $98,532,153

                                EXHIBIT INDEX




                                                        Filed Herewith
                                                            Unless
      Exhibit       Description                       Otherwise Indicated

       (24)        Consent of Price Waterhouse              __